BC FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: (604) 278-5996

Item 2.	Date of Material Change

State the date of the material change.

January 2, 2008

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

January 2, 2008

The press release relating to this material change was distributed and filed by CNW Group on January 2, 2008.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that Tom Parkhill, our geologist for the exploration program on the Gold Hill prospect near Bisbee, Arizona, has reported the drilling program commenced on November 27, 2007 and ended on December 5, 2007. During this period of time, five reverse circulation drill holes were completed on four separate copper targets. The depth of the holes ranged from 120 feet to 360 feet.

Item 5.	Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on section 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on section 7.1(2) or (3) of National Instrument 51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(4), (5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In certain circumstances where a material change has occurred and a material change report has been or is about to be filed but section 85 (3) of the Act will no longer or will not be relied upon, a reporting issuer may nevertheless believe one or more significant facts otherwise required to be disclosed in the material change report should remain confidential and not be disclosed or not be disclosed in full detail in the material change report.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or an officer through whom the executive officer may be contacted.

John G. Robertson
President
(604) 278-5996

Item 9.	Date of Report

DATED at Richmond, British Columbia this 11th day of January, 2008.

TERYL RESOURCES CORP.

Per:	“John Robertson”
(Authorized Signatory)

John Robertson, President
(Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
N E W S R E L E A S E
Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

TERYL RESOURCES ANNOUNCES DRILLING
RESULTS COMPLETED WITH SEVERAL VISIBLE
COPPER SHOWINGS ON THE GOLD HILL
PROSPECT IN BISBEE, ARIZONA

For Immediate Release: January 2, 2008, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) is pleased to announce that Tom Parkhill, our geologist for the exploration program on the Gold Hill prospect near Bisbee, Arizona, has reported the drilling program commenced on November 27, 2007 and ended on December 5, 2007. During this period of time, five reverse circulation drill holes were completed on four separate copper targets. The depth of the holes ranged from 120 feet to 360 feet.

The total depth (T.D.) of the holes was as follows: 1-RC-T.D. -360 feet, 4-RC-T.D.- 120 feet (lost circulation-abandon hole), 2-RC-T.D.-350 feet, 3-RC-T.D.-300 feet and 5-RC-T.D.-300 feet (offset 4-RC about 8 feet to the north). All the holes were drilled at an orientation of 90º. Only two holes (2-RC and 1-RC) penetrated all the Glance Conglomerate and then penetrated part of the Naco Group before the hole reached its total depth.

One pound bags of samples were collected at every five foot interval and all of the samples were sent to ALS Chemex Labs in Sparks, Nevada for gold fire assay and 34 element chemical assay. We will announce the results of these assays as soon as we receive the results from ALS Chemex Labs.

Mr. Parkhill is currently preparing a NI 43-101 Technical Report for Teryl Resources Corp. for the Gold Hill Prospect.

Qualified Person: Mr. Tom Parkhill, Licensed Professional Geologist (Minnesota #30167), member of the National Association of State Boards of Geology (ASBOG), is the Qualified Person as defined by National Instrument 43-101 responsible for the accuracy of this news release.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF). Linux Gold Corp. owns 1.2 million shares of Teryl Resources Corp. Additionally; Teryl Resources Corp. has a 10% net profit interest from Kinross for the Stepovich Claims. The Company also has a 100%-interest in the West Ridge property.

Teryl Resources Corp. has an agreement on seven patented claim blocks, consisting of 248 acres and has acquired a state lease on an additional 601.74 acres, in the Warren Mining District, Cochise County, Arizona. The seven patented claim blocks are called the Gold Hill prospect, which includes the old Gold Hill mines. The Gold Hill copper, gold, and silver property is four miles west of the Lavender Pit mine, one of the richest copper mines in history, owned by Phelps Dodge Corporation, which has produced 92.6 million tons of ore from 1954 to 1974.

Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada.

Teryl Resources Corp. has revenue from oil and gas projects in Texas and Kentucky. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

Press Release contact information:
For further information, please contact:

1.	RENMARK FINANCIAL COMMUNICATIONS
Dan Symons : dsymons@renmarkfinancial.com
John Boidman : jboidman@renmarkfinancial.com
T: (514) 939-3989
F : (514) 939-3717
www.renmarkfinancial.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Forward-Looking Statements
Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.